BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2025

Name of applicant:RELX PLC

Name of scheme:RELX Group plc SAYE Share Option Scheme 2013

Period of return:From: 1 July 2024To: 31 December 2024

Balance of unallotted securities under scheme(s) from previous return: 639,344

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 200,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 551,193

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 288,151

Name of contact:                                           Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2025

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 July 2024To: 31 December 2024

Balance of unallotted securities under scheme(s) from previous return: 3,974,055

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 100,000

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 381,991

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 3,692,064

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2025

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 July 2024To: 31 December 2024

Balance of unallotted securities under scheme(s) from previous return: 374,255

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 95,255

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 279,000

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2025

Name of applicant:RELX PLC

Name of scheme:RELX PLC ShareSave Plan 2023

Period of return:From: 1 July 2024To: 31 December 2024

Balance of unallotted securities under scheme(s) from previous return: 99,000

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 8,829

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 90,171

Name of contact:                                           Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2025

Name of applicant:RELX PLC

Name of scheme:RELX PLC Executive Share Ownership Scheme 2023

Period of return:From: 1 July 2024To: 31 December 2024

Balance of unallotted securities under scheme(s) from previous return: 164,499

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 8,767

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 155,732

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 2 January 2025

Name of applicant:RELX PLC

Name of scheme:RELX PLC Employee Share Purchase Plan 2023

Period of return:From: 1 July 2024To: 31 December 2024

Balance of unallotted securities under scheme(s) from previous return: 300,000

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): nil

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 286,670

Equals: Balance under scheme(s) not yet issued/allotted at end of period: 13,330

Name of contact: Hitomi Hibino

Telephone number of contact:020 7166 5528